Mail Stop 4561
Via fax: (650) 944-5411

January 13, 2010

Mr. R. Neil Williams
Chief Financial Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

      Re: Intuit Inc.
             Form 10-K for Fiscal Year Ended July 31, 2009
             Filed September 15, 2009
             Form 10-Q for Fiscal Quarter Ended October 31, 2009
             Filed December 4, 2009
             File No. 0-21180

Dear Mr. Williams:

      We have reviewed your response letter dated January 7, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 9, 2009.

Form 10-K for Fiscal Year Ended July 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, Purchased Intangible Assets and Other Long-Lived Assets – Impairment Assessments, page 36

1.   We note your response to our comment 1 where you indicate that the fair value for each reporting unit substantially exceeded its carrying value by 5% or greater.

>   Please explain further your conclusions that a fair value in excess of carrying value by 5% is considered to be substantially in excess. Also, please confirm that to the extent you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units; you will disclose this information in your future filings.

Note 4. Goodwill and Purchased Intangible Assets

Purchased Intangible Assets, page 75

2.   We note your response to our comment 2 where you provide the various elements for the technology license acquired in May 2009 and the methodologies used to determine the fair value of each.   Tell us what value was allocated to the future covenants not to sue and tell us how you accounted for this element. Also, explain further your use of the residual method to fair value an undelivered element and provide the specific accounting guidance you considered.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief